Mail Stop 4561

March 26, 2009

Mark S. Lundquist, CEO
Halberd Corporation
30600 Telegraph Road, Suite 2175
Bingham Farms, MI 48025

> **Re: Halberd Corporation**
> **Registration Statement on Form S-1**
> **Filed March 13, 2009**
> **File No. 333-157958**

Dear Mr. Lundquist:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include updated interim financial statements with your next amendment. The updated financial statements should include a balance sheet as of January 31, 2009, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year. See Rules 8-03 and 8-08 of Regulation S-X.

Description of Securities to be Registered, page 8

2. The outside front cover page of your prospectus states that your common stock does not have voting rights. However, on page 8, you state: "Our common stock holders

are entitled to one non-cumulative vote per share on all matters on which shareholders may vote." Please revise so that the disclosure is consistent with your charter.

3.   On page 9, you state that "all shares of common stock which are the subject of this private placement are fully paid and non-assessable." Please revise.

Part II – Information Not Required In the Prospectus

Item 15. Recent Sales of Unregistered Securities, page 23

4.   We note your disclosure regarding your November 2007 and January 2008 issuance of $300,000 of convertible securities and 1,501 shares of common stock. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

5.   In this section you state that in January 2009 you issued 2,300 shares of common stock in connection with the conversion of your convertible debt into equity. This disclosure appears to be inconsistent with Note 9 to your financial statements which discusses your January 2009 issuance of 4,508,000 shares of common stock upon conversion of all of the convertible debt into equity, and the issuance of 92,000 shares of common stock, representing the conversion of related accrued interest of $23,000 into equity. Please explain, or revise your disclosure so that it is consistent.

Undertakings, page 26

6.   Undertaking 5 appears to vary from Item 512(a)(5)(ii) of Regulation S-K because it does not include the language from paragraph (a)(5). Please revise.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (732) 577-1188</u>
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin LLP